

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2016

Via E-mail

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

   Re: Chico's FAS, Inc.
     Additional Definitive Soliciting Materials
     Filed June 6, 2016
     File No. 001-16435

Dear Mr. Williams:

  We have reviewed your filing and have the following comment.

1. Please provide us supplemental support for each of your assertions relating to savings to be obtained from realignment of corporate functions, changes to your supply chain, non-merchandise procurement, and a new marketing initiative.

  You may contact me at (202) 551-3619 with any questions.

         Sincerely,

         /s/ Daniel F. Duchovny
         Daniel F. Duchovny
         Special Counsel
         Office of Mergers and Acquisitions